Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Valassis Communications, Inc.

at

$34.04 Net Per Share

by

V Acquisition Sub, Inc.

a wholly owned direct subsidiary of

Harland Clarke Holdings Corp.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON FEBRUARY 3, 2014, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

V Acquisition Sub, Inc., a Delaware corporation (which we refer to as the “Purchaser”) and a wholly owned direct subsidiary of Harland Clarke Holdings Corp., a Delaware corporation (which we refer to as the “Parent”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Valassis Communications, Inc., a Delaware corporation (which we refer to as “Valassis”), at a purchase price of $34.04 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 17, 2013 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Valassis. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Valassis (the “Merger”), with Valassis continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and a wholly owned direct subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of Valassis or by Parent or the Purchaser, which Shares shall be canceled and shall cease to exist or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive $34.04 or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes. As a result of the Merger, Valassis will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms and (b) the satisfaction of (i) the Minimum Condition (as described below), (ii) the HSR condition (as described below) and (iii) the governmental authority condition (as described below). The Minimum Condition requires that the number of shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to 11:59 p.m. (New York City time) on February 3, 2014 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered, which, together with any Shares then owned by Parent and its affiliates, shall equal at least a majority of the outstanding Shares as of the Expiration Date (determined on a fully diluted basis). The HSR condition requires that any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), shall have expired or otherwise been terminated. Under the HSR Act, each of MacAndrews & Forbes Holdings Inc., a Delaware corporation of which Parent is an indirect wholly owned subsidiary, and Valassis filed on December 30, 2013 a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice in connection with the purchase of Shares in the Offer. The governmental authority condition requires that no governmental authority shall have enacted, issued, promulgated, enforced or entered any law or order which is then in effect and has the effect of making the Offer or the Merger illegal or otherwise prohibiting, restraining or preventing the consummation of the Offer or the Merger. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

After careful consideration, the board of directors of Valassis, among other things, has unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) declared the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, fair to and in the best interests of holders of Shares, and (iii) recommended that holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer and in accordance with applicable law.

A summary of the principal terms of the Offer appears on pages 1 through 7. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

January 6, 2014

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer. If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery (See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details).

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269 5550

Stockholders and All Others, Call Toll-Free: (800) 488 8035

Email: vci@dfking.com

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SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Valassis contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by Valassis or has been taken from or is based upon publicly available documents or records of Valassis on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to Valassis provided to Parent and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding shares of common stock, par value $0.01 per share, of Valassis Communications, Inc.

Price Offered Per Share	$34.04 net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”)

Scheduled Expiration of Offer	11:59 p.m. (New York City time) on February 3, 2014, unless the offer is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	V Acquisition Sub, Inc., a Delaware corporation and a wholly owned direct subsidiary of Harland Clarke Holdings Corp., a Delaware corporation

Who is offering to purchase my shares?

V Acquisition Sub, Inc., or Purchaser, a wholly owned direct subsidiary of Harland Clarke Holdings Corp., or Parent, is offering to purchase for cash all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Valassis. See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to Harland Clarke Holdings Corp. alone, the term “Purchaser” to refer to V Acquisition Sub, Inc. alone and the terms “Valassis” and the “Company” to refer to Valassis Communications, Inc. alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Valassis on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of Valassis common stock that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Valassis. If the Offer is consummated, Parent intends immediately to have Purchaser consummate the Merger (as described below) after consummation of the Offer. Upon consummation of the Merger (as described below), Valassis would cease to be a publicly traded company and would be a wholly owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $34.04 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer,” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and Valassis have entered into an Agreement and Plan of Merger, dated as of December 17, 2013 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Valassis (the “Merger”).

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Certain Conditions of the Offer.”

Will you have the financial resources to make payment?

Yes, we will have sufficient resources available to us. We estimate that we will need approximately $2.4 billion to purchase all of the Shares pursuant to the Offer, to consummate the Merger (which estimate includes, among other things, payment in respect of outstanding in-the-money options and restricted shares), to pay related transaction fees and expenses, and to repay or refinance certain indebtedness of Parent and Valassis. Purchaser has obtained financing commitments pursuant to a debt commitment letter, originally dated December 17, 2013 and subsequently amended and restated (such commitments and the financing transactions contemplated thereby, the “Debt Financing”) which, taken together with cash on hand of Parent, Parent and Purchaser anticipate will be sufficient to fund the purchase of all the Shares in the Offer and complete the Merger and related refinancing transactions, and to pay related transaction fees and expenses. Funding of the Debt Financing is subject to the satisfaction of various customary conditions. If we acquire at least a majority of the Shares in the Offer, we intend to effect the Merger without any further action by the stockholders of Valassis pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”).

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	we have received financing commitments in respect of funds sufficient, together with Parent’s cash on hand, to purchase all Shares tendered pursuant to the Offer; and

•	if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 11:59 p.m. (New York City time) on February 3, 2014, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated. If you cannot deliver everything required to make a valid tender to the Depositary prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer, which shall occur on February 4, 2014, unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Offer Closing,” and the date on which such Offer Closing occurs is referred to as the “Offer Closing Date.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) on one or more occasions, in consecutive increments of up to 5 business days each (or up to 20 business days if the Company agrees) in order to ensure satisfaction of the Offer Conditions and (ii) for any period required by applicable law or any applicable rules, regulations, interpretations or positions of the SEC or its staff or the New York Stock Exchange (the “NYSE”). In addition, if the full amount of the Debt Financing has not been funded and will not be available to be funded at the Offer Closing and Parent and Purchaser acknowledge in writing that Valassis may terminate and receive the Parent Termination Fee, then Purchaser may extend the Offer for successive periods of up to 5 business days each (or up to 20 business days if the Company agrees). In no event will the Purchaser be required, or permitted without the Company’s consent, to extend the Offer beyond June 16, 2014 (the “End Date”).

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	that there shall have been validly tendered in the Offer and not properly withdrawn prior to the Expiration Date that number of Shares which, together with the number of Shares (if any) then owned by Parent or Purchaser represents a majority of the Shares then outstanding (determined on a fully diluted basis) (the “Minimum Condition”);

•	that the Merger Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”);

•	the expiration or termination of any applicable waiting period (or any extension thereof) under the HSR Act (the “HSR Condition”);

•	that no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order which has the effect of making the Offer or Merger illegal or otherwise prohibiting, restraining or preventing the consummation of the Offer or Merger (the “Governmental Authority Condition”);

•	the accuracy of the representations and warranties made by the Company in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement (the “Representations Condition”);

•	the performance or compliance of the Company in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it under the Merger Agreement (the “Covenants Condition”);

•	that no event, development or circumstance has occurred that would have, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as described below) (the “Material Adverse Effect Condition”);

•	that the board of directors of the Company shall not have withdrawn or modified in a manner adverse to Purchaser its recommendation that the Company’s stockholders accept the Offer and tender their shares pursuant thereto; and

•	that the Marketing Period (as described in Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Marketing Period”) has been completed.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the consent of Valassis, we are not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) change the number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition, the Termination Condition, the HSR Condition or the Governmental Authority Condition, (v) add any condition to the Offer or any term that is adverse to holders of Shares, (vi) extend the expiration of the Offer except as required or permitted by the Merger Agreement, (vii) provide for a “subsequent offering period” (or any extension thereof) in accordance with Rule 14d 11 under the Exchange Act or (viii) modify, supplement or amend any other term or condition of the Offer in a manner adverse to the holders of Shares.

See Section 15 — “Certain Conditions of the Offer.”

Have any Valassis stockholders entered into agreements with Parent or its affiliates requiring them to tender their Shares?

No.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Expiration Date. If you are the registered owner but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three NYSE trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three trading-day period. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. Pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after March 7, 2014, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What does the Valassis board of directors think of the Offer?

After careful consideration, the board of directors of Valassis, among other things, has unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) declared the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, fair to and in the best interests of holders of Shares, and (iii) recommended that Valassis’ stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and in accordance with applicable law.

See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with Valassis.” A more complete description of the reasons of the Valassis board of directors’ approval of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Valassis.

If the Offer is completed, will Valassis continue as a public company?

No. Immediately following consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of Delaware law, after which the Surviving Corporation will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded.

See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If the Minimum Condition is satisfied and we accordingly acquire at least a majority of the Shares on a fully-diluted basis in the Offer then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Valassis pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). If the Minimum Condition is not satisfied, pursuant to the Merger Agreement we are not required to accept the Shares for purchase or consummate the Merger and we are not permitted to accept the Shares tendered without the Company’s consent.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Valassis (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal rights under Delaware law in connection with the Merger if they do not tender Shares in the Offer and (iii) will, if they do not validly exercise appraisal rights under Delaware law, receive the same cash consideration, without interest and less any applicable withholding taxes, for their Shares as was payable in the Offer (the “Merger Consideration”).

See Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for Valassis — Merger Without a Meeting” and “— Appraisal Rights” and Section 17 — “Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On December 17, 2013, the trading day before the public announcement of the execution of the Merger Agreement and the terms of the Offer and the Merger, the reported closing sales price of the Shares on the NYSE was $28.30. On January 3, 2014, the last full trading day before the commencement of the offer, the reported closing sales price of the Shares on the NYSE was $34.13. The Offer Price represents a 20.3% premium over the December 17, 2013 closing stock price, an 18.4% premium over the average closing stock price for the three months ended December 17, 2013 and a 22.8% premium over the average closing stock price for the twelve months ended December 17, 2013.

See Section 6 — “Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

On December 13, 2013, the board of directors of Valassis declared a dividend of $0.31 per Share that will be paid on January 15, 2014 to Valassis stockholders of record as of December 31, 2013. Other than the foregoing, the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Valassis will not, and will not allow its subsidiaries to, declare, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the capital stock of Valassis or any subsidiary of Valassis.

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders will be entitled to appraisal rights in connection with the Merger if they did not tender Shares in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not made for any stock options to purchase Shares, including options that were granted under certain Valassis equity compensation plan (“Options”). Pursuant to the Merger Agreement, each Option that is outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested) will be canceled without any action on the part of any holder of such Option in consideration for the right to receive, as promptly as reasonably practicable (and in no event more than three business days) following the Effective Time, a cash payment equal to the product of (i) the number of Shares subject to such Option and (ii) the excess of the Offer Price over the per-Share exercise price of such Option, less any required withholding taxes and without interest. Options with an exercise price that is equal to or greater than the Offer Price will be, upon the consummation of the Merger, canceled without consideration.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Options.”

What will happen to my restricted stock awards in the Offer?

As of the Effective Time, each outstanding Share that is subject to restrictions granted pursuant to certain of the Company’s equity compensation plans or otherwise, including Shares subject to performance-based conditions (which we refer to as “Restricted Stock Awards”) will become fully vested and without any action on the part of the holder of such Restricted Stock Award will be converted into the right at the Effective Time to receive, as promptly as practicable (and in no event more than three business days) following the Effective Time, a cash payment equal to the product of (i) the number of Shares subject to such Award and (ii) the Merger Consideration, less any required withholding taxes and subject to any appraisal rights of such holders. See Section 17 — “Appraisal Rights.”

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Restricted Stock Awards.”

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5 — “Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call D.F. King & Co., Inc. at (800) 488 8035 (Toll Free). Banks and brokers may call collect at (212) 269 5550. D.F. King & Co., Inc. is acting as the information agent (the “Information Agent”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of Valassis Communications, Inc.:

V Acquisition Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned direct subsidiary of Harland Clarke Holdings Corp., a Delaware corporation (which we refer to as “Parent”) is offering to purchase for cash all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Valassis Communications, Inc., a Delaware corporation (which we refer to as “Valassis” or the “Company”), at a purchase price of $34.04 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

We are making this Offer pursuant to an Agreement and Plan of Merger, dated as of December 17, 2013 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Valassis. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Valassis (the “Merger”), with Valassis continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and a wholly owned direct subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held (i) in the treasury of Valassis, by Parent or the Purchaser, which Shares shall be canceled and shall cease to exist, or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive $34.04 or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes. As a result of the Merger, Valassis will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Valassis stock options and restricted stock awards.

Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of (i) the Minimum Condition, (ii) the HSR Condition and (iii) the Governmental Authority Condition. The Minimum Condition requires that the number of shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to 11:59 p.m. (New York City time) on February 3, 2013 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered, together with any Shares then owned by Parent and its affiliates, shall equal at least a majority of the outstanding Shares as of Expiration Date (determined on a fully diluted basis). The HSR Condition requires that any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) shall have expired or otherwise been terminated. Under the HSR Act, each of MacAndrews & Forbes Holdings Inc. (“M&F”), a Delaware corporation of which Parent is an indirect wholly owned subsidiary, and Valassis filed on December 30, 2013 a Premerger Notification and Report Form with the FTC and the Antitrust Division of the U.S. Department of Justice in connection with the purchase of Shares in the Offer. The Governmental Authority Condition requires that no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order which has the effect of making the Offer or Merger illegal or otherwise prohibiting, restraining or preventing the consummation of the Offer or Merger. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

After careful consideration, the board of directors of Valassis, among other things, has unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) declared the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, fair to and in the best interests of holders of Shares, and (iii) recommended that Valassis’ stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and in accordance with applicable law.

A more complete description of the Valassis board of directors’ reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Valassis (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that is being furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-heading “Background of the Offer and Merger; Reasons for Recommendation.”

Valassis has advised Parent that, as of December 31, 2013, 38,812,034 Shares were issued and outstanding (including 389,057 unvested Restricted Stock Awards), and 3,853,852 Shares were issuable pursuant to vested stock options to purchase Shares, including options that were granted under certain Valassis equity compensation plan (“Options”), with an exercise price no more than the Offer Price. Assuming that no Shares are issued and no Options or Restricted Stock Awards are issued after December 31, 2013, the Minimum Condition would be satisfied if at least 20,239,100 Shares are validly tendered and not validly withdrawn on or prior to the initial Expiration Date.

Pursuant to the Merger Agreement, the board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Purchaser immediately prior to the Effective Time, and the officers of the Surviving Corporation shall consist of the officers of Purchaser immediately prior to the Effective Time, in each case unless Parent in its sole discretion elects prior to the Effective Time to appoint other persons to such positions.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger under the General Corporation Law of the State of Delaware (the “DGCL”) without the approval of the other stockholders of Valassis.

Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain United States Federal Income Tax Consequences.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.”

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer which shall occur on February 4, 2014, unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Offer Closing,” and the date on which such Offer Closing occurs is referred to as the “Offer Closing Date.” The time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Tender Condition, the HSR Condition, the Governmental Authority Condition and the other conditions described in Section 15 — “Certain Conditions of the Offer.”

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) on one or more occasions, in consecutive increments of up to 5 business days each (or up to 20 business days if the Company agrees) in order to ensure satisfaction of the Offer Conditions and (ii) for any period required by applicable law or any applicable rules, regulations, interpretations or positions of the SEC or its staff or the NYSE. In addition, if the full amount of the Debt Financing has not been funded and will not be available to be funded at the Offer Closing and Parent and Purchaser acknowledge in writing that Valassis may terminate the Merger Agreement and receive the Parent Termination Fee, then Purchaser may extend the Offer for successive periods of up to 5 business days each (or up to 20 business days if the Company agrees). In no event will the Purchaser be required, or permitted without the Company’s consent, to extend the Offer beyond June 16, 2014 (the “End Date”).

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the consent of Valassis, we are not permitted to, (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) change the number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition, the Termination Condition, the HSR Condition or the Governmental Authority Condition, (v) add any condition to the Offer or any term that is adverse to holders of Shares, (vi) extend the expiration of the Offer except as required or permitted by the Merger Agreement, (vii) provide for a “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 under the Exchange Act or (viii) modify, supplement or amend any other term or condition of the Offer in a manner adverse to the holders of Shares.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal

Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

Pursuant to the terms of the Merger Agreement, we are not permitted to provide a subsequent offering period for the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer have not been satisfied. See Section 15 — “Certain Conditions of the Offer.” Under certain circumstances, we may extend the Termination Date and/or terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Termination.”

Immediately following the purchase of Shares in the Offer, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Valassis pursuant to Section 251(h) of the DGCL.

Valassis has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Valassis and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not properly withdrawn pursuant to the Offer on or after the Expiration Date. If we, with the consent of Valassis, commence a subsequent offering period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares tendered during such subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and any other applicable foreign antitrust, competition or merger control laws. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date of the Offer, we will accept for payment, and pay for, all Shares validly tendered to us in the Offer and not validly withdrawn on or prior to the Expiration Date of the Offer. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book- Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as defined below);

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary (as provided below) by the Expiration Date; and

•	the certificates for all such validly tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three (3) NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by overnight courier or mail to the Depositary and must include a guarantee by an Eligible Institution (as defined below) in the form set forth in such Notice.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Our interpretation of the terms and conditions of the Letter of Transmittal and the instructions thereto will be final and binding.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of the Company’s stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Valassis in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. stockholders that do not otherwise establish an exemption should complete and return the Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a United States person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Foreign stockholders should submit an appropriate and properly completed Internal Revenue Service (“IRS”) Form W-8, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to 11:59 P.M. (New York City time) on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after March 7, 2014, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a general summary of the material United States federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) of Valassis whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to U.S. Holders who hold Shares as a capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any foreign, state or local tax consequences of the Offer or the Merger. In addition, this summary does not address United States federal taxes other than income taxes. Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to a holder in light of its particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, foreign taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, S corporations, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for United States federal income tax purposes, United States persons whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, and stockholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights, or stock appreciation rights, as restricted stock, or otherwise as compensation).

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for United States federal income tax purposes, is: (i) an individual citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a United States person for United States federal income tax purposes. This discussion does not address the tax consequences to stockholders who are not U.S. Holders.

If a partnership, or another entity treated as a partnership for United States federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for United States federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax consequences of the Offer and the Merger on a beneficial owner of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and changes in any laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction, if any, of any withholding tax) and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if a U.S. Holder’s holding period for such Shares is more than one year. Long-term capital gain recognized by an individual is generally taxable at a reduced rate. The deductibility of capital losses is subject to certain limitations.

If a U.S. Holder acquired different blocks of Shares at different times and different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Shares.

A U.S. Holder who exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends.

The Shares currently trade on the NYSE under the symbol “VCI.” Valassis advised Parent that, as of December 31, 2013, there were 38,812,034 Shares outstanding (including 389,057 unvested Restricted Stock Awards) and 3,853,852 Shares were issuable pursuant to Options with an exercise price no more than the Offer Price. In addition, (i) 26,582,965 Shares were held in treasury and (ii) no Shares were held by a subsidiary of Valassis.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the three preceding fiscal years, as reported on the NYSE, and the quarterly cash dividends declared per share for each such quarterly period.

	High	Low	Cash Dividends Declared
Year Ended December 31, 2011
First Quarter	$33.48	$27.00	$—
Second Quarter	30.81	25.70	—
Third Quarter	31.95	18.50	—
Fourth Quarter	23.11	14.71	—
Year Ended December 31, 2012
First Quarter	$26.77	$18.96	$—
Second Quarter	23.52	18.70	—
Third Quarter	27.68	19.25	—
Fourth Quarter	28.19	12.89	0.31
Year Ended December 31, 2013
First Quarter	$31.34	$25.76	$0.31
Second Quarter	29.20	23.69	0.31
Third Quarter	29.59	24.57	0.31
Fourth Quarter	34.95	26.40	0.31
Year Ended December 31, 2014
First Quarter (through January 3, 2014)	$34.29	$34.04	$—

On December 17, 2013, the trading day before the public announcement of the execution of the Merger Agreement and the terms of the Offer and the Merger, the reported closing sales price of the Shares on the NYSE was $28.30. On January 3, 2014, the last full trading day before the commencement of the offer, the reported closing sales price of the Shares on the NYSE was $34.13. The Offer Price represents a 20.3% premium over the December 17, 2013 closing stock price, an 18.4% premium over the average closing stock price for the three months ended December 17, 2013 and a 22.8% premium over the average closing stock price for the twelve months ended December 17, 2013.

On December 13, 2013, the board of directors of Valassis declared a dividend of $0.31 per Share that will be paid on January 15, 2014 to Valassis stockholders of record as of December 31, 2013. Other than the foregoing, the

Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Valassis will not, and will not allow its subsidiaries to, declare, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the capital stock of Valassis or any subsidiary of Valassis.

7.	Certain Information Concerning Valassis.

Except as specifically set forth herein, the information concerning Valassis contained in this Offer to Purchase has been taken from or is based upon information furnished by Valassis or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Valassis’ public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, we do not assume any responsibility for the accuracy or completeness of the information concerning Valassis, whether furnished by Valassis or contained in such documents and records, or for any failure by Valassis to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. Valassis was incorporated as a Delaware corporation in March 1992. Valassis’ principal offices are located at 19975 Victor Parkway, Livonia, Michigan and its telephone number is (734) 591-3000. The following description of Valassis and its business has been taken from Valassis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and is qualified in its entirety by reference to such Form 10-K. Valassis is a leader in intelligent media delivery, providing over 15,000 advertisers proven and innovative media solutions to influence consumers wherever they plan, shop, buy and share. By integrating online and offline data combined with powerful insights, Valassis precisely targets its clients’ most valuable shoppers, offering unparalleled reach and scale. Valassis’ subsidiaries include Brand.net, a Valassis Digital Company, and NCH Marketing Services Inc. Valassis’ consumer brands include RedPlum® and save.com.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Valassis is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Valassis’ directors and officers, their remuneration, stock options granted to them, the principal holders of Valassis’ securities, any material interests of such persons in transactions with Valassis and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 3, 2013 and distributed to Valassis’ stockholders on April 3, 2013. Certain of this information also will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Valassis, that file electronically with the SEC.

Financial Projections. The Section of Valassis’ Schedule 14D-9 being mailed to stockholders with this Offer to Purchase entitled “Financial Projections” is incorporated herein by reference. None of Parent, Purchaser or any of their affiliates or representatives participated in preparing, and they do not express any view on, the financial projections described therein, or the assumptions underlying such information.

8.	Certain Information Concerning Parent and Purchaser.

Parent and Purchaser. Parent is a Delaware corporation. Parent’s business is to deliver to multiple industries a portfolio of products and services designed to optimize customer relationships and generate revenue, including payment solutions, marketing services, data capture, and analytics. Parent is an indirect wholly owned subsidiary of M&F.

Purchaser is a Delaware corporation formed on December 13, 2013 solely for the purpose of completing the proposed Offer and Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging the financing (as described below in Section 9 — “Source and Amount of Funds”) in connection with the Offer and the Merger. Purchaser has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement and the financing in connection with the Offer and the Merger. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and Valassis will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly owned subsidiary of Parent.

The business address of each of Parent and Purchaser is 10931 Laureate Drive, San Antonio, Texas 78249. The business telephone number for each of Parent and Purchaser is (210) 697-8888.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent, Purchaser and M&F are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Parent, Purchaser, M&F or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described above or in Schedule I hereto, (i) none of Parent, Purchaser, M&F or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser, M&F or, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, Purchaser, M&F or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Valassis (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Purchaser, Parent, M&F or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Valassis or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Valassis or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

The Offer is not conditioned upon obtaining financing. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares, Parent and Purchaser have received debt financing commitments in respect of funds sufficient, together with certain cash on hand of Parent, to purchase all Shares tendered pursuant to the Offer, and there is no financing condition to the completion of the Offer, we believe the financial condition of Parent and Purchaser is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

Parent and Purchaser estimate that the total funds required to complete the Offer and the Merger, to repay or refinance certain existing indebtedness of Parent and Valassis, and to pay related transaction fees and expenses will be approximately $2.4 billion. Parent and Purchaser anticipate funding these payments with a combination of the Debt Financing as described herein and cash on hand of Parent. As of September 30, 2013, Parent had approximately $1.038 billion of cash and cash equivalents. Funding of the Debt Financing is subject to the satisfaction or waiver of the conditions set forth in the amended and restated commitment letter pursuant to which the Debt Financing will be provided (including the requirement of Purchaser to be able to promptly effect the Merger). Under the Merger Agreement, Parent and Purchaser are permitted to amend, modify or grant waivers of any condition or other provision under the financing commitments, provided that Parent must obtain the written consent of Valassis (such consent not to be unreasonably withheld, delayed or conditioned) to any amendments, modifications or waivers that would:

•	add new or adversely modify any existing conditions to the consummation of the financing;

•	adversely affect the ability of Parent to enforce its rights against other parties to the amended and restated commitment letter and related documents;

•	reduce the aggregate amount of the debt financing; or

•	otherwise reasonably be expected to prevent, impede or materially delay the consummation of the Merger and the other transactions contemplated by the Merger Agreement.

In addition, under the Merger Agreement, Purchaser may elect to, and in certain circumstances may be required to (and Parent must cause Purchaser to), extend the Offer on one or more occasions if certain conditions have not been satisfied or if the extension is necessary for the marketing period described below to be completed (including if the full amount of the Debt Financing has not been funded and will not be available to be funded at the Offer Closing and Parent and Purchaser acknowledge in writing that Valassis may terminate the Merger Agreement and receive the Parent Termination Fee).

The following summary of certain financing arrangements in connection with the Offer and the Merger is qualified in its entirety by reference to the amended and restated commitment letter described below, a copy of which is filed as an exhibit to the Schedule TO filed with the SEC and are incorporated by reference herein. Stockholders are urged to read the commitment letter for a more complete description of the provisions summarized below.

Debt Financing. Parent has received a commitment letter, originally dated as of December 17, 2013 and subsequently amended and restated (as so amended and restated, the “Commitment Letter”), from Credit Suisse

Securities (USA) LLC, Credit Suisse AG, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Jefferies Finance LLC, PNC Bank, National Association, PNC Capital Markets LLC, and Union Bank N.A. (collectively, the “Debt Financing Sources”) pursuant to which the Debt Financing Sources made loan commitments for the purpose of financing a portion of the funds required to complete the Offer and the Merger and the refinancing of certain indebtedness of Parent and Valassis (such commitments, the “Debt Financing”). Parent’s cash on hand, together with the proceeds of the Debt Financing, will be sufficient to fund the Acquisition, the refinancing of the indebtedness of Parent and Valassis described below, and costs and expenses related to the foregoing.

Pursuant to the Commitment Letter, the Debt Financing Sources have committed to provide or arrange, subject to the terms and conditions of the Commitment Letter, new funded indebtedness of $1.365 billion in aggregate principal amount, of which $775 million would be secured, as well as new secured revolving credit commitments of $70 million. Assuming that Parent successfully obtains certain amendments to its existing revolving credit facility and existing term loan facility, it would obtain $70 million of incremental commitments to Parent’s existing revolving credit facility, $500 million of incremental secured term loans under Parent’s existing term loan facility, and $275 million of new secured notes and/or secured bridge loans. In the event that such amendments could not be obtained, the Commitment Letter provides that the Debt Financing Sources would make a new revolving credit facility available to Parent in the amount of $150 million to replace the existing revolving credit facility in the amount of $80 million, and that Parent would obtain $250 million of incremental term loans under Parent’s existing term loan facility, and $525 million of new secured notes and/or secured bridge loans. Regardless of whether such amendments are obtained, the new unsecured indebtedness would be in the form of new unsecured notes and/or unsecured bridge loans.

Also in connection with the closing of the transactions contemplated by the Merger Agreement, all amounts owing under Valassis’ existing senior secured credit facility (which, as of September 30, 2013, had loans outstanding in the aggregate principal amount of $277.5 million) and under Parent’s 9.50% Senior Fixed Rate Notes due 2015 (of which $221.3 million were outstanding as of September 30, 2013) will be repaid or redeemed using the proceeds of debt financing contemplated by the Commitment Letter. The Commitment Letter also contemplates that Parent may redeem all or a portion of its Senior Floating Rate Notes due 2015 (of which $204.3 million were outstanding as of September 30, 2013), also using the proceeds of the Debt Financing. The Commitment Letter provides that if, following consummation of the Acquisition, more than $50 million of the Senior Floating Rate Notes due 2015 remain outstanding, or any of the 2021 Notes (as defined below) remain outstanding, then the amount of new unsecured indebtedness arranged or provided by the Debt Financing Sources will be reduced by an amount equal to the amount of any Senior Floating Rate Notes in excess of $50 million which remain outstanding plus the amount of any 2021 Notes which remain outstanding.

In connection with the transactions contemplated by the Merger Agreement, Parent is commencing an offer to purchase and consent solicitation with respect to all of the outstanding 6 5⁄8% Senior Notes due 2021 of Valassis (the “2021 Notes”). If effective, the consent solicitation would implement certain amendments to the indenture governing the 2021 Notes, which would provide that the Offer and the merger would not constitute a change of control under the indenture, and accordingly, would result in the transactions contemplated by the Merger Agreement not triggering the requirement in the indenture relating to the 2021 Notes that Valassis make a written offer to purchase all of the 2021 Notes following consummation thereof.

The funding of the Debt Financing is subject, among other things, to consummation of the Merger in accordance with the Merger Agreement (without giving effect to any modifications, amendments, consents or waivers thereto or thereunder that are material and adverse to the lenders without the consent (not to be unreasonably withheld, delayed or conditioned) of the lead arrangers of the Debt Financing); absence of any Company Material Adverse Effect (defined in a manner substantially consistent with the Merger Agreement) since December 31, 2012; consummation of the debt refinancing described above; payment of required fees and expenses; delivery of certain historical and pro forma financial information; the accuracy of certain specified representations and warranties; the execution of certain guarantees and the creation of certain security interests; completion of a 20 consecutive calendar day marketing period following receipt by the lead arrangers of a confidential information memorandum with respect to the credit facilities and an offering memorandum with respect to the senior secured notes and senior unsecured notes to be issued in lieu of the bridge facilities; and the execution and delivery of definitive documentation.

The foregoing summary of certain provisions of the Commitment Letter and all other provisions of the Commitment Letter discussed herein are qualified by reference to the full text of the Commitment Letter, a copy of which is filed as Exhibit (b)(1) to the Schedule TO and incorporated herein by reference.

10.	Background of the Offer; Past Contacts or Negotiations with Valassis.

The information set forth below regarding Valassis was provided by Valassis, and none of Parent, Purchaser nor any of their affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which M&F or its affiliates or representatives did not participate. References to M&F below in certain cases may be references to actions to be taken by or on behalf of Parent or Purchaser, entities which are controlled by M&F.

Background of the Offer

The following is a description of contacts between representatives of M&F, Parent or Purchaser with representatives of Valassis that resulted in the execution of the Merger Agreement. For a review of Valassis’ additional activities relating to these contacts, please refer to Valassis’ Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

In early August 2013, representatives of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), contacted Valassis’ Chairman and Chief Financial Officer, by telephone on an unsolicited basis to express the interest of M&F in exploring strategic alternatives involving Valassis.

On September 3, 2013, Valassis and M&F entered into a non-disclosure agreement in connection with exploring a potential transaction between the two parties prohibiting disclosure of confidential information of Valassis and of the discussions between the two parties.

On September 4, 2013, Valassis’ Chief Executive Officer and Chief Financial Officer met at Valassis’ headquarters in Livonia, Michigan with Parent’s Chief Executive Officer and Chief Operating Officer, and other representatives of Parent and of M&F, as well as a representative of BofA Merrill Lynch, Parent’s and M&F’s financial advisor, and provided an overview of Valassis and its business.

On September 6, 2013, Valassis’ Chief Executive Officer and Chief Financial Officer had a follow up telephonic meeting with Parent’s Chief Executive Officer and Chief Operating Officer, and other representatives of Parent and of M&F, as well as a representative of BofA Merrill Lynch. During this meeting, Valassis’ Chairman, Chief Executive Officer and Chief Financial Officer answered follow-up questions related to the overview that was given on September 4, 2013.

On September 13, 2013, Valassis’ Chief Financial Officer sent an e-mail to a representative of BofA Merrill Lynch directing BofA Merrill Lynch to coordinate Parent’s and M&F’s participation in the sale process through Valassis’ financial advisor, J.P. Morgan Securities LLC (“J.P. Morgan”), and Valassis’ Chairman similarly advised a representative of BofA Merrill Lynch. On the same day, representatives of J.P. Morgan also informed a senior executive of M&F that Valassis had retained J.P. Morgan and that all communications should be directed to representatives of J.P. Morgan.

On September 21, 2013, M&F and its affiliates entered into a new non-disclosure agreement in anticipation of a management presentation two days later.

On September 23, 2013, Parent’s Chief Executive Officer and Chief Financial Officer, together with other representatives of Parent and M&F and of BofA Merrill Lynch, participated in a management presentation held in Plymouth, Michigan with representatives of J.P. Morgan and Valassis’ Chief Executive Officer, Chief Financial Officer, General Counsel and other representatives of Valassis.

Between October 4, 2013 and October 9, 2013, M&F and Parent were granted access to a virtual data room that contained key business and financial information, including financial projections.

On October 7, 2013, Valassis’ Chairman and Valassis’ Chief Executive Officer met in person with senior executives of M&F at Valassis’ headquarters. At this meeting, the parties had a general discussion about the potential transaction without reference to specific terms, as well as industry trends. After this meeting, Valassis’ Chief Executive Officer and other representatives of Valassis led the representatives of M&F on a tour of Valassis’ Anderson Printing Division.

On October 9, 2013, J.P. Morgan sent a letter to Parent describing the process by which J.P. Morgan and Valassis would solicit initial indications of interest from interested parties and requesting non-binding indications of interest by 5:00 p.m. Eastern Time on October 23, 2013, prior to Valassis’ third quarter earnings teleconference on October 24, 2013.

On October 15, 2013, Valassis’ Chief Executive Officer and other representatives of Valassis met with Parent’s Chief Executive Officer and other representatives of Valassis and M&F at the offices of Kirkland & Ellis LLP (“Kirkland & Ellis”), Valassis’ counsel, in New York to discuss Valassis’ Shared Mail business. Representatives of J.P. Morgan were also present at this meeting.

During the week of October 21, 2013 and prior to the submission of initial non-binding indications of interest on October 23, 2013, representatives of J.P. Morgan discussed with Parent and M&F the public guidance for financial performance for the calendar year 2013.

On October 23, 2013, initial non-binding indications of interest were due. Parent submitted a written indication of interest, which set forth a price within a range of $32.00 - $35.00 per share.

On October 24, 2013, Valassis issued a press release regarding its third quarter earnings and held a conference call related to its earnings. Valassis’ third quarter earnings announcement included revised guidance for the 2013 fiscal year. Valassis revised its previously issued guidance downward from diluted earnings per share of between $3.05 and $3.20 to between $2.74 and $2.84 and adjusted EBITDA from between $290.0 million and $300.0 million to between $270.0 million and $275.0 million. Following the earnings announcement, Valassis’ stock price declined from a closing price of $30.95 on October 23 to a closing price of $27.51 on October 24.

On October 28, 2013, representatives of J.P. Morgan telephoned representatives of BofA Merrill Lynch and a senior executive of M&F and communicated that the Board was only prepared to proceed if Parent was prepared to consider a transaction at or above the high end of the bid range indicated in Parent’s indication of interest. Representatives of Parent confirmed that Parent understood the Board’s position and was prepared to continue to work towards an agreed transaction at the high end of its bid range as requested by the Board and wanted to proceed with its due diligence as soon as practicable.

On October 29, 2013, representatives of J.P. Morgan provided Parent with access to a more comprehensive virtual data room, containing certain non-public information provided by Valassis, which was intended to provide sufficient information to facilitate Parent’s final due diligence of Valassis.

On November 6 and 7, 2013, Valassis’ management team and representatives of J.P. Morgan met with Parent and M&F management and representatives of BofA Merrill Lynch, Parent’s legal counsel and other potential sources of debt financing in Detroit for a management presentation and for breakout sessions covering Valassis’ legal department, client services, operations, human resources department, finance/accounting department, information technology department and general management.

On November 8, 2013, representatives of Parent telephoned Valassis’ General Counsel to inform him that Parent would be represented by the law firm Wachtell Lipton Rosen & Katz (“Wachtell Lipton”).

Throughout November 2013 and early December 2013, Valassis worked with Parent and its advisors, including BofA Merrill Lynch, Wachtell Lipton and Ernst & Young LLP, to enable Parent to complete its due diligence.

On November 16, 2013, representatives of J.P. Morgan sent a letter to Parent, which gave detailed instructions regarding how a bidder should submit its proposal and setting a deadline of 12:00 noon Eastern Time on December 4, 2013 to make a formal proposal to acquire Valassis. Shortly thereafter, representatives of J.P. Morgan also sent to Parent a form of Merger Agreement prepared by Kirkland & Ellis that would be acceptable to Valassis and requested that Parent propose revisions, if any, to that form of agreement and include those proposed revisions with their bid.

On November 29, 2013, representatives of BofA Merrill Lynch contacted representatives of J.P. Morgan to request that Valassis share with Parent the guidance for the 2014 fiscal year financial performance that Valassis was then currently developing and which would be provided publicly in mid-December. On December 2, 2013, Valassis’ Chief Financial Officer, representatives of J.P. Morgan, representatives of BofA Merrill Lynch and representatives of M&F and Parent held a telephone conference during which Valassis’ Chief Financial Officer discussed the financial guidance that Valassis intended to provide to public investors in mid-December and compared that guidance to the financial projections that had previously been provided to Parent.

During the weeks of November 25 and December 2, representatives of J.P. Morgan, Parent and BofA Merrill Lynch had several conversations regarding the valuation of Valassis. Representatives of Parent and BofA Merrill Lynch indicated that the results of their due diligence on Valassis’ business and Valassis’ financial prospects, including its recent earnings announcement and its anticipated 2014 guidance, would make it difficult for them to support a transaction at a price at or above $35 per share. Representatives of J.P. Morgan reiterated the Valassis board of directors’ position that the Valassis board of directors would be willing to consider a transaction at a price of $35 per share or above, and that M&F should complete its due diligence and financial analysis with that understanding.

On December 4, 2013, a senior executive of M&F telephoned representatives of J.P. Morgan and indicated that Parent intended to submit an offer of $32.75 per share. During this discussion, representatives of J.P. Morgan indicated that, because the bid was not at the high end of the range that had been previously discussed, they were confident that such an offer would not be acceptable to the Valassis board of directors and encouraged an increase in Parent’s bid.

Pursuant to the detailed bid instructions given by representatives of J.P. Morgan in the letter that it sent to Parent on November 16, on December 4, 2013, Parent submitted a formal offer to acquire Valassis for $33.00 per share, which implied an approximate equity value of $1.3 billion on a fully diluted basis, and an approximate enterprise value of $1.8 billion. The offer stipulated that Valassis would not declare or pay its regular fourth quarter dividend. The offer was accompanied by a draft Merger Agreement and a financing commitment letter.

On December 8, 2013, following a meeting of the Valassis board of directors, representatives of J.P. Morgan, on behalf of the Valassis board of directors, informed representatives of Parent and BofA Merrill Lynch that Valassis would be willing to enter into an agreement providing for (i) a purchase price of $35.00 per share in cash, (ii) payment by Valassis of the fourth quarter $0.31 per share dividend, and (iii) arrangements for the receipt by Valassis’ stockholders of a portion of potential recovery under litigation recently filed by Valassis against News Corp.

On December 9, 2013, representatives of Parent contacted representatives of J.P. Morgan by telephone, seeking details regarding the Valassis board of directors’ counteroffer. Representatives of J.P. Morgan responded by reiterating the Valassis board of directors’ proposal. Thereafter, Parent’s Chief Executive Officer sent a letter dated December 9, 2013 to the Valassis board of directors. The letter reiterated Parent’s offer of $33.00 per share and presented several arguments for maintaining this proposal based on matters including recent industry trends, Valassis’ anticipated 2014 guidance and Valassis’ prospects, financial condition and business plan. The letter did, however, indicate that Parent would agree to Valassis declaring and paying its regular fourth quarter dividend of $0.31 per share, as requested by the Valassis board of directors, but was not willing to take on the additional complexity and risks of any arrangement to share in any potential litigation recovery.

On December 10, 2013, representatives of J.P. Morgan, on behalf of the Valassis board of directors, communicated to Parent a counteroffer of $34.50 per share plus payment of Valassis’ regular fourth quarter dividend of $0.31 per share and a litigation recovery allocation arrangement. Later that day, representatives of BofA Merrill Lynch communicated to representatives of J.P. Morgan that Parent would be willing to increase its offer to $33.75 per share with payment of the $0.31 dividend and no litigation recovery allocation arrangement.

On December 11, 2013, after the meeting of the Valassis board of directors and following receipt of Parent’s most recent counteroffer, representatives of J.P. Morgan conveyed a counteroffer to representatives of Parent of $34.44 per share plus payment of the $0.31 per share dividend. In response to this proposal, Parent increased its offer to $34.00 per share plus payment of the $0.31 per share dividend. Later that day, the Chairman and Chief Executive Officer of M&F and Valassis’ Chairman discussed the offer by telephone and, after this discussion, Parent increased its offer to $34.04 per share plus payment of the $0.31 per share dividend.

Between December 11, 2013 and December 17, 2013, representatives of Kirkland & Ellis and representatives of Wachtell Lipton negotiated the Merger Agreement on behalf of Valassis and Parent, respectively.

On December 16, 2013, following a meeting of the Valassis board of directors, representatives of Kirkland & Ellis informed representatives of Wachtell Lipton that the Valassis board of directors had unanimously approved the Merger Agreement, subject to resolution of the final contractual provisions of the Merger Agreement. Kirkland & Ellis discussed with representatives of Wachtell Lipton the Merger Agreement as approved by the Valassis board of directors and resolved the final provisions of the Merger Agreement on December 17, 2013.

On the afternoon of December 17, 2013, following the close of trading on the New York Stock Exchange, Valassis and Parent executed the Merger Agreement. On December 18, 2013, Valassis and Parent issued a joint press release announcing the execution of the Merger Agreement.

Past Contacts, Transactions, Negotiations and Agreements.

For more information on the Merger Agreement and the other agreements between Valassis and Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Parent and Purchaser,” Section 9 — “Source and Amount of Funds,” and Section 11 — “The Merger Agreement, Other Agreements.”

11.	The Merger Agreement; Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable, and in any event on or before January 8, 2014. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 15 — “Certain Conditions of the Offer.” Subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 15 — “Certain Conditions of the Offer,” the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, accept for payment and pay for all Shares validly tendered and not properly withdrawn in the Offer as promptly as possible on or after the applicable Expiration Date, as may be extended pursuant to the terms of the Merger Agreement. Acceptance of payment for Shares pursuant to and subject to the conditions of the Offer, which shall occur on February 4, 2014 unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to herein as the “Offer Closing,” and the date on which the Offer Closing occurs is referred to herein as the “Offer Closing Date.”

Parent and Purchaser expressly reserve the right to increase the Offer Price, to make other changes in the terms and conditions of the Offer and to waive conditions to the Offer, except that Valassis’ prior written approval is required for Parent and Purchaser to:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	change the number of Shares to be purchased in the Offer;

•	amend or waive the Minimum Condition, the Termination Condition, the HSR Condition or the Governmental Authority Condition;

•	add any condition to the Offer or any term that is adverse to the holders of Shares;

•	extend the Expiration Date except as required or permitted by the Merger Agreement;

•	provide for a “subsequent offering period” in accordance with Rule 14d-11 promulgated under the Exchange Act; or

•	modify, supplement or amend any other term or condition of the Offer in a manner adverse to the holders of Shares.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer and Parent is required to cause the Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

•	If any Offer Condition has not been satisfied or, to the extent waivable by Parent or Purchaser pursuant to the Merger Agreement, waived by Parent or Purchaser, Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for successive periods of up to five (5) business days each (or such longer period of up to twenty (20) business days if Valassis consents in writing prior to such extension), the length of each such period to be determined by Parent in its sole discretion in order to permit the satisfaction of the Offer Conditions.

•	If the full amount of the debt financing for the Offer has not been funded and will not be available to be funded at the Offer Closing and the closing of the Merger, and Parent and Purchaser acknowledge in writing that Valassis may terminate the Merger Agreement and receive the Parent Termination Fee (as defined below), Purchaser may extend the Offer for successive periods of up to five (5) business days each (or such longer period of up to twenty (20) business days if Valassis consents in writing prior to such extension), the length of each such period to be determined by Parent in its sole discretion in order to permit the funding of the Debt Financing (a “Financing Extension”).

•	However, Purchaser shall not be required to extend the Offer beyond the End Date and shall not extend the Offer beyond the End Date without Valassis’ consent.

Purchaser has agreed that it will terminate the Offer promptly upon any termination of the Merger Agreement.

Marketing Period. The “Marketing Period” is defined in the Merger Agreement to be the first period of 25 consecutive calendar days commenced on or after January 6, 2014 (1) throughout and at the end of which Parent shall have certain financial information required to be provided by Valassis under the Merger Agreement, (2) the last day of which is on the Expiration Date (as may be extended pursuant to the Merger Agreement), and (3) throughout and at the end of which the Offer Conditions (other than (x) the Minimum Condition, subject to the satisfaction of the Minimum Condition as of the last day of such period, (y) the condition that the Marketing Period have been completed, and (z) those other conditions that by their nature were to have been satisfied by actions taken at the time that we accept the validly tendered Shares for payment (the “Acceptance Time”), which conditions would have been capable of being satisfied if the Acceptance Time had occurred during such period) shall be satisfied and nothing has occurred and no condition exists that would cause any of such conditions to fail to be satisfied assuming the Acceptance Time or the closing date of the Merger (the “Closing Date”), as applicable, was to be scheduled for any time during such 25 consecutive calendar day period. The Marketing Period may also be prohibited from commencing in certain circumstances relating to financial information to be provided by Valassis or Valassis’ failure to file timely current or periodic reports with the SEC. Notwithstanding the foregoing, the Marketing Period shall end on such earlier date as the debt financing for the Offer has been received.

Board of Directors and Officers. Under the Merger Agreement, subject to applicable law, Parent, Purchaser and Valassis have agreed to take all necessary action to ensure that the board of directors of Valassis immediately prior to the Acceptance Time remains in place until the Effective Time, and that the board of directors of the Surviving Corporation immediately following the Effective Time shall consist of the members of the board of directors of Purchaser immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

From and after the Effective Time, the officers of Valassis at the Effective Time, or such other persons as Parent shall select prior to the Effective Time in its sole discretion, shall be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified in accordance with applicable law.

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into Valassis, and the separate existence of Purchaser will cease, and Valassis will continue as the Surviving Corporation after the Merger.

At the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation will be amended to be identical to the certificate of incorporation and bylaws of Purchaser, except that the name of the Surviving Corporation shall be Valassis Communications, Inc.

The obligations of Valassis and Parent to complete the Merger are subject to the satisfaction or waiver by Valassis and Parent of the following conditions:

•	Purchaser shall have accepted for payment, or caused to be accepted for payment, all the Shares validly tendered and not withdrawn in the Offer; and

•	no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting the consummation of the Merger, provided that each party shall have used commercially reasonable efforts to oppose any such action by such governmental authority.

Conversion of Capital Stock at the Effective Time. Shares issued and outstanding immediately prior to the Effective Time (other than Shares held by Valassis as treasury stock or Shares held by Parent or Purchaser, which will be canceled and retired without consideration or payment, and other than Shares held by a holder who exercises appraisal rights in accordance with Delaware law with respect to the Shares) will be converted into the right to receive the Offer Price, without interest (the “Merger Consideration”) and subject to any withholding of taxes as required by applicable law.

Each share of Purchaser’s common stock issued and outstanding prior to the Effective Time will be converted into one fully paid share of common stock of the Surviving Corporation and will constitute the only outstanding shares of capital stock of the Surviving Corporation.

The holders of certificates or book-entry shares which immediately prior to the Effective Time represented Shares shall cease to have any rights with respect to such Shares other than the right to receive, upon surrender of such certificates or book-entry shares in accordance with the procedures set forth in the Merger Agreement, the Merger Consideration, or, with respect to Shares of a holder who exercises appraisal rights in accordance with Delaware law, the rights set forth in Section 262 of the DGCL.

Parent Merger. At the election of Parent in its sole discretion, immediately following the Effective Time, Parent may merge with and into the Surviving Corporation, whereupon the separate existence of Parent shall cease, and the Surviving Corporation shall continue under the name “Harland Clarke Holdings Corp.” as the surviving corporation (the “Parent Merger”). However, the consummation of the Parent Merger is not a condition to the Offer or the Merger. If the Parent Merger is consummated, each share of common stock of Parent shall be converted into one validly issued, fully paid and nonassessable share of the Surviving Corporation, and each share of common stock of the Surviving Corporation immediately prior to the effective time of the Parent Merger shall be cancelled without consideration.

Treatment of Options. As of the Effective Time, each option granted under Valassis 2008 Omnibus Incentive Compensation Plan, the ADVO, Inc. 2006 Incentive Compensation Plan, the Valassis 2002 Long-Term Incentive Plan, the Valassis Broad-Based Incentive Plan and the Valassis 1992 Long-Term Incentive Plan (the “Valassis Plans”) that is outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested) shall be canceled in consideration for the right to receive a cash payment equal to the product of (i) the number of Shares subject to such option immediately prior to the Effective Time and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share subject to such option immediately prior to the Effective Time, less any required withholding Taxes and without interest (the “Option Cash Payment”). As of the Effective Time, all such options (whether vested or unvested) shall no longer be outstanding and shall automatically cease to exist, and each holder of such an option shall cease to have any rights with respect thereto, except the right to receive the Option Cash Payment.

Treatment of Restricted Stock Awards. As of the Effective Time, each outstanding restricted Share granted pursuant to the Valassis Plans will become fully vested and, subject to appraisal rights under Delaware law with respect to the Shares, be converted into the right to receive an amount in cash equal to the Merger Consideration, less any required withholding Taxes and without interest.

Representations and Warranties. The Merger Agreement contains various representations and warranties made by Valassis to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Valassis. The representations and warranties contained in the Merger Agreement were made solely for purposes of the Merger Agreement and as of specific dates, were the product of negotiations among Valassis, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Valassis’ or Purchaser’s public disclosures. Some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact.

In the Merger Agreement, Valassis has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to Valassis and its subsidiaries, such as organization, foundational documents, standing, qualification, power and authority;

•	its capitalization;

•	authority relative to the Merger Agreement;

•	required consents and approvals, and no violations of organizational or governance documents;

•	permits and licenses and compliance with laws;

•	its financial statements and SEC filings;

•	its disclosure controls and internal controls over financial reporting;

•	the conduct of its business and the absence of certain changes;

•	the absence of undisclosed liabilities;

•	the absence of litigation;

•	employee benefit plans, ERISA matters and certain related matters;

•	labor matters;

•	intellectual property;

•	taxes;

•	material contracts;

•	the opinion of its financial advisor;

•	brokers’ fees and expenses;

•	real property;

•	insurance;

•	environmental matters;

•	customers and suppliers;

•	compliance with anti-corruption and anti-bribery laws; and

•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9.

Some of the representations and warranties in the Merger Agreement made by Valassis are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, effect or circumstance that has a material adverse effect on the business, results of operations or financial condition of Valassis and its subsidiaries taken as a whole. The definition of “Company Material Adverse Effect” excludes the following and any effect attributable to the following:

(i)	changes in general economic or political conditions or financial, credit or securities markets in general (including changes in interest or exchange rates) in any country or region in which Valassis or any of its subsidiaries conducts business;

(ii)	any events, circumstances, changes or effects that affect the industries in which Valassis or any of Valassis’ subsidiaries operate;

(iii)	any changes in laws, rules or regulations applicable to Valassis or any of Valassis’ subsidiaries or any of their respective properties or assets or changes in GAAP;

(iv)	acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any acts of war, armed hostilities, sabotage or terrorism;

(v)	the negotiation, announcement or existence of, or any action taken that is required or expressly contemplated by the Merger Agreement and the transactions contemplated thereby (including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, lenders, employees, investors, or venture partners) or any action taken by Valassis at the request of or with the written consent of Parent;

(vi)	any changes in the credit rating of Valassis or any of its subsidiaries, the market price or trading volume of Shares or any failure to meet internal or published projections, forecasts or revenue or earnings predictions for any period, it being understood that any underlying event causing such changes or failures in whole or in part may be taken into account in determining whether a Company Material Adverse Effect has occurred; or

(vii)	any litigation arising from allegations of a breach of fiduciary duty relating to the Merger Agreement or the transactions contemplated by the Merger Agreement;

except, in the cases of the foregoing clauses (i), (ii), (iii), and (iv), to the extent that such changes, events, circumstances, effects, acts, escalation or worsening have a disproportionate impact on Valassis and its subsidiaries relative to other companies in similar industries to those in which Valassis and its subsidiaries operate.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to Valassis with respect to:

•	corporate matters, such as organization, foundational documents, standing, qualification, power and authority;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	authority relative to the Merger Agreement;

•	absence of litigation;

•	available financing;

•	capitalization of Purchaser;

•	broker’s fees and expenses;

•	solvency of the Surviving Corporation;

•	ownership of securities of Valassis;

•	absence of agreements with Valassis’ stockholders, directors or officers relating to the transactions contemplated by the Merger Agreement or the management of Valassis after the Effective Time; and

•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any change, effect or circumstance that would reasonably be expected to prevent or materially delay or materially impair the ability of Parent to consummate the Merger and the other transactions contemplated by the Merger Agreement.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any certificate delivered pursuant to the Merger Agreement survive the Effective Time.

Conduct of Business Pending the Merger. Valassis has agreed that, from the date of the Merger Agreement until the Effective Time or until the termination of the Merger Agreement, except as required by law, as agreed in writing by Parent (which consent may not be unreasonably withheld, conditioned or delayed), as expressly required or contemplated by the Merger Agreement or as disclosed prior to execution of the Merger Agreement in Valassis’ confidential disclosure letter, the business of Valassis and its subsidiaries will be conducted only in the ordinary course of business and in a manner consistent with past practice, and Valassis and its subsidiaries shall use their commercially reasonable efforts to preserve intact Valassis’ business organization, to keep available the services of their current officers, key employees and key consultants, and to maintain existing relations and goodwill with governmental authorities, material customers, material suppliers, material creditors and material lessors.

Valassis has further agreed that, from the date of the Merger Agreement until the Effective Time or until the termination of the Merger Agreement, except as required by law, as agreed in writing by Parent (which consent may not be unreasonably withheld, conditioned or delayed), as expressly required or contemplated by the Merger Agreement or as disclosed prior to execution of the Merger Agreement in Valassis’ confidential disclosure letter, Valassis will not, and will not permit its subsidiaries to, among other things and subject to certain exceptions:

•	amend its certificate of incorporation, bylaws or other organizational documents;

•	split, combine, subdivide, reclassify, purchase, redeem or otherwise acquire, issue, sell, pledge, dispose, encumber or grant any shares of its or its subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of its or its subsidiaries’ capital stock;

•	declare, authorize, make or pay any dividend or other distribution other than Valassis’ quarterly dividend of $0.31 per share, payable on or about January 15, 2014 to the holders of record of Shares as of December 31, 2013;

•	except as required pursuant to existing benefit plans or as required by applicable Law:

•	increase the compensation or other benefits payable to directors, executive officers, employees or independent contractors;

•	grant any severance or termination pay to, or enter into any severance agreement with any director, executive officer, employee or independent contractor;

•	enter into any employment, severance, retention or change of control agreement with any employee unless on customary terms and terminable on less than thirty (30) days’ notice without payment of severance benefits or penalty;

•	establish, adopt, enter into, amend or terminate any benefit plan or other plan, trust, fund, policy, agreement or arrangement for the benefit of any current or former directors, officers, employees or independent contractors or any of their beneficiaries;

•	take any action to fund the payment of compensation or benefits under any benefit plans;

•	adopt, enter into, amend or terminate any collective bargaining agreement or other arrangement relating to union or organized employees;

•	terminate the employment of any executive officer of Valassis, other than for cause; or

•	hire any employee having total annual compensation in excess of $250,000;

•	grant, confer or award options, convertible securities, restricted stock, restricted stock units or other rights to acquire any of Valassis’ or its subsidiaries’ capital stock or take any action not otherwise contemplated by the Merger Agreement to accelerate the vesting of or cause to be exercisable any otherwise unvested or unexercisable option or other equity or equity-based award;

•	acquire any entity, business or material portion of the assets of any person;

•	create, incur, guarantee or assume any indebtedness of any person constituting “Debt” as defined in the indenture governing the 2021 Notes;

•	enter into, terminate, modify or amend certain material contracts or leases other than the expiration or renewal in accordance with the terms of such contracts or leases;

•	make any material change to its methods of accounting in effect at December 31, 2012;

•	sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any material portion of its properties or assets, other than in the ordinary course of business consistent with past practice;

•	make any loans, advances or capital contributions to or investments in any other person in excess of $1,000,000 in the aggregate;

•	make or change any material Tax election, change any method of Tax accounting, file any material amended Tax Return, or settle or compromise any audit or proceeding relating to a material amount of Taxes;

•	make capital expenditures totaling in the aggregate more than $5,000,000;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	release, withdraw, concur with the dismissal of, or settle any claim, action, suit or proceeding by Valassis or any of its subsidiaries, other than routine, immaterial matters in the ordinary course of business;

•	settle, pay, discharge or satisfy any claim, action, suit, proceeding or investigation against or regarding Valassis or any of its subsidiaries, other than settlements that involve only the payment of monetary damages not in excess of $250,000 individually or $750,000 in the aggregate, excluding amounts covered by insurance;

•	take or omit to take any action which would reasonably be expected to cause a default under the 2021 Notes; or

•	agree to do any of the things described in the preceding bullet points.

Access to Information. Until the Effective Time or until the termination of the Merger Agreement, Valassis has agreed to provide Parent with reasonable access during normal business hours to Valassis’ employees, properties, books, contracts and records and other information as Parent may reasonably request regarding Valassis and its subsidiaries, subject to certain exceptions and limitations.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for certain indemnification and insurance rights in favor of Valassis’ current and former directors, officers or employees, who we refer to as “indemnitees.” Specifically, Parent and the Purchaser have agreed that all rights to exculpation, indemnification and advancement for acts or omissions occurring at or prior to the Effective Time existing in favor of the indemnitees shall survive the Merger. Parent and Purchaser have agreed to indemnify, defend and hold harmless, and advance expenses to, indemnitees with respect to all acts or omissions by such persons in their capacities as such at any time prior to the Effective Time, to the fullest extent permitted by Law, and to not amend, repeal or otherwise modify the provisions of the certificate of incorporation, bylaws or other foundational documents of Valassis and its subsidiaries or of indemnification agreements provided to Parent before the date of the Merger Agreement, in any manner that would adversely affect the rights thereunder of an indemnitee.

For six years following the Effective Time, Parent, the Surviving Corporation and its subsidiaries (and, if the Parent Merger occurs, the parent of Parent) will (1) indemnify, defend and hold harmless each indemnitee against and from claims arising out of or pertaining to any action or omission in such indemnitee’s capacity as a director, officer or employee of Valassis, its subsidiaries or affiliates, or the Offer, the Merger, the Merger Agreement and any transactions contemplated hereby; and (2) advance expenses of any indemnitee, subject to repayment if it is ultimately determined that such indemnitee is not entitled to be indemnified.

Prior to the Effective Time, Valassis will, and, if Valassis is unable to, Parent will cause the Surviving Corporation to, purchase a non-cancellable extension of the directors’ and officers’ liability coverage of Valassis’ existing directors’ and officers’ insurance policies and its existing fiduciary liability insurance policies, which are commonly referred to as “tail” policies, covering a claims reporting or discovery period of at least six years from the Effective Time with respect to any claim related to any period at or prior to the Effective Time from an insurance carrier with the same or better credit rating as Valassis’ current insurance carrier with terms, conditions, retentions and limits of liability that are not less favorable than the coverage provided under Valassis’ existing policies, subject to a limit on the premium for such “tail” policy of 300% of the annual premium currently paid by Valassis. If “tail” policies have not been obtained as of the Effective Time, the Surviving Corporation shall continue to maintain in effect, for a period of at least six years after the Effective Time, the director and officer insurance in place as of the date of the Merger Agreement with Valassis’ current insurance carrier or with an insurance carrier with the same or better credit rating as Valassis’ current insurance carrier with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Valassis’ existing policies as of the date of the Merger Agreement, or Parent will provide, or cause the Surviving Corporation to provide, for a period of at least six years after the Effective Time, comparable director and officer insurance that provides coverage of the indemnitees for events occurring prior to the Effective Time from an insurance carrier with the same or better credit rating as Valassis’ current insurance carrier on terms that are no less favorable than the current policy, subject to a limit on annual premiums of 300% of the annual premium currently paid by Valassis for such insurance.

The indemnified persons are third party beneficiaries of these provisions of the Merger Agreement.

Appropriate Action; Consents; Filings. Each of Valassis, Parent and Purchaser has agreed to use their respective reasonable best efforts to consummate and make effective the transactions contemplated by the Merger Agreement and to satisfy the conditions to the Offer and the Merger, including (i) obtaining all necessary actions or nonactions, consents and approvals from governmental authorities or other persons necessary in connection with the consummation of the transactions contemplated by the Merger Agreement, making all necessary registrations and filings, (ii) defending any lawsuits or other legal proceedings challenging the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement, including seeking to have any stay or temporary restraining order entered by any court or other governmental authority vacated or reversed, and (iii) the execution and delivery of any additional instruments necessary to consummate the Offer and the Merger and any other transactions to be performed or consummated by such party in accordance with the terms of the Merger Agreement and to carry out fully the purposes of the Merger Agreement. Each of the parties is required to promptly (and in no event later than January 2, 2014 (10 business days following the date that the Merger Agreement was executed)) make and not withdraw its respective filings, and thereafter make any other required submissions under the HSR Act with respect to the transactions contemplated by the Merger Agreement. Under the HSR Act, each of M&F and Valassis filed on December 30, 2013 a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger.

Parent and Purchaser agree to take, and to cause their subsidiaries to take, promptly any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any antitrust laws so as to enable the parties to close the transactions contemplated by the Merger Agreement as promptly as practicable, including divestment of assets or businesses; provided that neither Parent nor Purchaser nor any of their respective subsidiaries shall be required to take or agree to take (and Valassis and its subsidiaries shall not take or agree to take) any action or actions that would have, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent or on Valassis, considered in the aggregate, and giving effect to the transactions contemplated by the Merger Agreement.

Public Announcements. Parent, Purchaser and Valassis have agreed not to make any press release or other public statement regarding the Offer and the Merger without the prior consent of the other, subject to certain exceptions.

Employee Matters. Until December 31, 2014, Parent will provide or cause the Surviving Corporation to provide to each employee of Valassis and its subsidiaries (“Valassis Employees”) (1) a base salary or wage rate and annual cash bonus opportunity no less than those in effect immediately prior to the Effective Time; and (2) other compensation and benefits (with certain exceptions) that are, in the aggregate, not less favorable that those provided immediately prior to the Effective Time. In addition, during such period, Parent will, or will cause the Surviving Corporation to, provide severance benefits to Valassis Employees who experience a termination of employment that are no less than the severance benefits that would have been provided to such employees upon such a termination immediately prior to the Effective Time.

Subject to specified exceptions, Valassis Employees will receive credit for all years of prior service with Valassis, Valassis’ subsidiaries, and their respective affiliates and predecessors for purposes of eligibility, vesting, and certain accruals under any plans providing benefits to Valassis Employees after the Closing (to the same extent such Valassis Employee was entitled to credit for such service under a similar Valassis plan before the Closing).

Financing. In the Merger Agreement, Parent and Purchaser have agreed to use reasonable best efforts to obtain the proceeds of the Debt Financing on the terms and conditions described in the Commitment Letter and the fee letter referred to in the Commitment Letter (the “Fee Letter”), including using reasonable best efforts to: (i) maintain in effect the Commitment Letter and Fee Letter, (ii) negotiate definitive agreements with respect to the Debt Financing consistent with the terms and conditions contained in the debt Commitment Letter, and (iii) satisfy, or obtain the waiver of, all conditions in the Commitment Letter, Fee Letter and definitive agreements.

Parent shall not, without the prior written consent of Valassis (which shall not be unreasonably withheld, conditioned or delayed) and subject to certain exceptions, permit any amendments or modifications to, or any waivers of, any provision under the financing commitments that would (i) add new, or adversely modify existing, conditions to the consummation of the Debt Financing; (ii) adversely affect the ability of Parent to enforce its rights against other parties to the financing commitments, (iii) reduce the aggregate amount of the Debt Financing, or (iv) reasonably be expected to prevent, impede or materially delay the consummation of the Merger and the other transactions contemplated by the Merger Agreement.

If a portion of the Debt Financing becomes unavailable, with certain exceptions, Parent will use its reasonable best efforts to obtain alternative debt financing (in an amount sufficient, when taken together with available cash on hand, and any then-available debt financing pursuant to any then-existing financing commitment letter, to consummate the transactions contemplated by the Merger Agreement and to pay related fees and expenses earned, due and payable as of the Closing Date) on terms not less favorable in the aggregate to Parent than those contained in the financing commitments that the alternative financing would replace from the same or other sources and which do not include any incremental conditionality to the consummation of such alternative debt financing that are more onerous to Parent or Valassis (in the aggregate) than the conditions set forth in the Commitment Letter in effect as of the date of the Merger Agreement. Parent will also promptly notify Valassis of such unavailability and the reason therefor.

In furtherance of the foregoing, in the event that any portion of the Debt Financing structured as high yield financing is unavailable, all closing conditions to the Offer and the Merger shall be satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the closing, provided that such conditions are capable of being satisfied as of such day) and the bridge facilities contemplated by the commitment letter then in effect are available, then Parent shall cause the proceeds of such bridge facility to be used in lieu of the unavailable high yield financing.

Financing Cooperation. Valassis has agreed to use reasonable best efforts to cause the respective officers, employees, consultants and advisors, including legal and accounting advisors, of Valassis and its subsidiaries to, provide to Parent such cooperation as may be reasonably requested by Parent in connection with obtaining the Debt Financing, including certain specific actions set forth in the Merger Agreement.

Stockholder Litigation. Prior to the Effective Time, Valassis will control the defense of any stockholder litigation against Valassis and/or its directors relating to the transactions contemplated by the Merger Agreement, but will (i) promptly provide Parent with copies of all proceedings and correspondence relating to such litigation, (ii) give Parent the opportunity to participate in the defense or settlement of any such litigation, (iii) give due consideration to Parent’s advice with respect to such litigation and (iv) not compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any litigation arising or resulting from the transactions contemplated by the Merger Agreement (other than any settlement solely for monetary damages paid entirely from proceeds of insurance, except for any applicable deductible), or consent to the same without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

No Solicitation. Valassis has agreed that, except as described below, it and its subsidiaries shall immediately cease any discussions or negotiations with any persons that may be ongoing with respect to a Competing Proposal (as defined below) and, until the earlier of the Effective Time or the termination of the Merger Agreement, it and its subsidiaries shall not, and shall cause their representatives not to, directly or indirectly:

(i)	solicit, initiate or knowingly facilitate or encourage any Competing Proposal;

(ii)	participate in any negotiations regarding, or furnish to any person any nonpublic information with respect to, any Competing Proposal;

(iii)	engage in discussions with any person with respect to any Competing Proposal;

(iv)	approve or recommend any Competing Proposal;

(v)	enter into any letter of intent or similar document or any agreement or commitment providing for any Competing Proposal;

(vi)	take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a third party becoming an “interested stockholder” under, Section 203 of the DGCL), or any restrictive provision of any applicable anti-takeover provision in the Restated Certificate of Incorporation or By-laws of Valassis, inapplicable to any person other than Parent and its affiliates or to any transactions constituting or contemplated by a Competing Proposal; or

(vii)	resolve or agree to do any of the foregoing.

Valassis has agreed to promptly instruct each person that has heretofore executed a confidentiality agreement (other than the existing confidentiality agreement between Valassis and Parent) relating to a Competing Proposal or potential Competing Proposal with or for the benefit of Valassis promptly to return to Valassis or destroy all information, documents, and materials relating to the Competing Proposal or to Valassis or its businesses, operations or affairs previously furnished by Valassis or any of its representatives to such person or any of its representatives. Valassis has further agreed to use reasonable best efforts to enforce, and not waive without Parent’s prior written consent, any standstill or similar provision in any confidentiality or other agreement with such person, except that such standstills are waived to the extent necessary (i) to permit Parent and Purchaser to make the Offer and/or to make any proposal that would have been a Competing Proposal if made by a third party in accordance with the Merger Agreement, which proposal shall be made on a confidential basis to the board of the directors of Valassis unless a Competing Proposal has been made public by any person; and (ii) to permit a person to make, on a confidential basis to the board of directors of Valassis, a Competing Proposal, conditioned upon such person agreeing to disclosure of such Competing Proposal to Parent and Acquisition Sub, in each case as contemplated by the Merger Agreement.

Notwithstanding the above limitations, if Valassis receives a bona fide Competing Proposal not solicited after the date of the Merger Agreement that did not result from a breach of the non-solicitation provisions of the Merger Agreement at any time prior to the Acceptance Time which (i) constitutes a Superior Proposal (as defined below) or (ii) which the board of directors of Valassis determines in good faith after consultation with Valassis’ outside legal and financial advisors could reasonably be expected to result, after the taking of any of the actions referred to in either of clause (x) or (y) below, in a Superior Proposal, Valassis may take the following actions:

(x)	furnish nonpublic information to the third party making such Competing Proposal (provided, that substantially concurrently Valassis makes available such nonpublic information to Parent to the extent such information was not previously made available to Parent) and

(y)	engage in discussions or negotiations with the third party with respect to the Competing Proposal.

In the case of each of clauses (x) and (y) above, prior to so furnishing such information, Valassis must receive from the third party an executed confidentiality agreement on terms no less favorable in the aggregate to Valassis than the confidentiality agreement between Valassis and Parent as of the date it was executed (other than to the extent necessary to permit such third party to make, on a confidential basis to the board of directors of Valassis, a Competing Proposal as contemplated by the Merger Agreement) (an “Acceptable Confidentiality Agreement”). As promptly as reasonably practicable following Valassis taking such actions as described in clauses (x) and (y) above, Valassis shall provide written notice to Parent of the determination of the board of directors of Valassis as provided for in clauses (i) or (ii) above.

Valassis shall notify Parent promptly (but in any event within 48 hours) of the receipt of any Competing Proposal, and (i) if it is in writing, deliver to Parent a copy of such Competing Proposal and any related draft agreements and other written material setting forth the terms and conditions of such Competing Proposal or (ii) if oral, provide to Parent a detailed summary of the material terms and conditions thereof. Valassis shall keep Parent reasonably informed on a prompt and timely basis of the status and material details of any such Competing Proposal and with respect to any material change to the terms of any such Competing Proposal within 48 hours of such material change.

For purposes of this Offer to Purchase:

•	“Competing Proposal” means any bona fide proposal (other than a proposal or offer by Parent or any of its subsidiaries) for:

•	any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing more than 15% of the outstanding shares of any class of voting securities of Valassis; or Valassis issues securities representing more than 15% of the outstanding shares of any class of voting securities of Valassis;

•	any direct or indirect sale, lease, exchange, transfer, acquisition or disposition of any assets of Valassis and of the subsidiaries of Valassis that constitute or account for more than 15% of the consolidated net revenues of Valassis, consolidated net income of Valassis or consolidated book value of Valassis; or more than 15% of the fair market value of the assets of Valassis; or

•	any liquidation or dissolution of Valassis.

•	“Superior Proposal” means a Competing Proposal (with all percentages in the definition of Competing Proposal increased to 50%) on terms that the board of directors of Valassis determines in good faith, after consultation with Valassis’ outside financial and legal advisors, would be more favorable to the stockholders of Valassis than the transactions contemplated by the Merger Agreement, taking into account all factors the board of directors of Valassis acting in good faith considers to be appropriate, including any proposal by Parent in writing to amend or modify the terms hereof, the identity of the person making such Competing Proposal, and the consideration, terms, conditions, timing, likelihood of consummation, financing terms and legal, financial, and regulatory aspects of such Competing Proposal.

Notwithstanding the foregoing, Valassis and its subsidiaries shall not be prohibited from complying with Rule 14e-2, Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or to prohibit Valassis from making any disclosure if the board of directors of Valassis determines in good faith (after consultation with its outside counsel) that failure to do so would be inconsistent with Valassis’ obligations under applicable law, nor shall any such action be deemed to constitute a breach of Valassis’ obligations under the Merger Agreement. However, Valassis shall not be permitted to effect a Change of Recommendation (as defined below), including in compliance with Rule 14e-2, Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or other applicable law) without complying with the procedures described in “— Changes of Recommendation” below.

Changes of Recommendation. As described above, and subject to the provisions described below, the board of directors of Valassis has recommended that the stockholders of Valassis accept the Offer and tender their Shares to Purchaser in the Offer. The foregoing recommendation is referred to herein as the “Valassis board recommendation.” Valassis’ board of directors also agreed to include the Valassis board recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Parent to refer to such recommendation in this Offer to Purchase and documents related to the Offer.

Except as described below, neither the board of directors of Valassis nor any committee thereof may:

(i)	withdraw or withhold, amend, modify or qualify in any manner adverse to Parent or Purchaser the Valassis board recommendation or make any public announcement inconsistent with the Valassis Board Recommendation, or publicly propose to do any of the foregoing,

(ii)	approve, adopt, endorse, or recommend any Competing Proposal or any inquiry or proposal that would reasonably be expected to lead to a Competing Proposal (it being understood that Valassis may make any factually accurate public statement that solely describes Valassis’ receipt of a Competing Proposal and the operation of the Merger Agreement with respect thereto or any “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act),

(iii)	following the date any Competing Proposal or any material modification thereto is first made public, sent or given to the stockholders of Valassis, fail to issue a press release that expressly reaffirms the Valassis Board Recommendation within 5 business days following Parent’s written request to do so (which request may only be made once with respect to any such Competing Proposal and each material modification thereto),

(iv)	fail to include the Valassis Board Recommendation in the Schedule 14D-9 or any amendment thereof (any action described in the above clauses (i), (ii), (iii) or (iv), whether taken by Valassis, the board of directors of Valassis or any committee thereof, being referred to as a “Change of Recommendation”), or

(v)	cause or permit Valassis to enter into any contract, letter of intent, memorandum of understanding, or agreement in principle regarding or providing for any Competing Proposal (other than an Acceptable Confidentiality Agreement) or requiring Valassis to abandon, terminate, delay or fail to consummate the transactions contemplated by the Merger Agreement.

At any time prior to the Acceptance Time, the board of directors of Valassis may effect a Change of Recommendation if the board of directors of Valassis has concluded in good faith after consultation with Valassis’ outside legal and financial advisors that the failure of the board of directors of Valassis to make such Change of Recommendation would be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law. However, such action may only be taken if:

(i)	Valassis shall have complied with the non-solicitation provisions of the Merger Agreement in all substantive respects and first provided prior written notice to Parent in advance of its intention to make a Change of Recommendation and the reasons therefor, including the terms of any Competing Proposal to which the Change of Recommendation relates and the identity of the person making such Competing Proposal, and

(ii)	at a time that is after the third business day following Valassis’ delivery to Parent of such notice (during which time Parent shall be entitled to deliver to Valassis one or more proposals for amendments to the Merger Agreement and, if requested by Parent, Valassis shall negotiate with Parent in good faith with respect thereto), the board of directors of Valassis determines in good faith, after consultation with Valassis’ outside legal and financial advisors, taking into account all amendments or revisions to the Merger Agreement proposed by Parent, that the failure of the board of directors to effect such Change of Recommendation still would be inconsistent with the directors’ exercise of their fiduciary duties under applicable law.

Any material amendment to a Competing Proposal to which such Change of Recommendation relates, including any revision to price, shall require Valassis to deliver to Parent a new notice and again comply with the above requirements with respect to such revised Competing Proposal.

Acceptance of Superior Proposal. If at any time prior to the Acceptance Time the board of directors of Valassis has concluded in good faith after consultation with Valassis’ outside legal and financial advisors that a Competing Proposal constitutes a Superior Proposal, then the board of directors of Valassis may cause Valassis to terminate the Merger Agreement, pay the Valassis Termination Fee (as defined below) and enter into a binding written agreement (a “Superior Proposal Agreement”) with respect to such Superior Proposal. However, such action may be only be taken if:

(i)	Valassis shall have complied with the non-solicitation provisions of the Merger Agreement in all substantive respects and first provided prior written notice to Parent in advance of its intention to terminate the Merger Agreement and the terms of the Superior Proposal, including the final draft of the Superior Proposal Agreement and the identity of the person making such Competing Proposal; and

(ii)	at a time that is after the third business day following Valassis’ delivery to Parent of such notice (during which time Parent shall be entitled to deliver to Valassis one or more proposals for amendments to the Merger Agreement and, if requested by Parent, Valassis shall negotiate with the Parent in good faith with respect thereto), the board of directors of Valassis determines in good faith, after consultation with Valassis’ outside legal and financial advisors, taking into account all amendments or revisions to the Merger Agreement proposed by Parent, that the Competing Proposal remains a Superior Proposal.

Any material amendment to a Competing Proposal, including any revision to price, shall require Valassis to deliver to Parent a new notice and again comply with the above requirements with respect to such revised Competing Proposal.

Termination. The Merger Agreement may be terminated as follows:

•	by mutual written consent of each of Parent and Valassis by action of their respective boards of directors at any time prior to the Acceptance Time;

•	by either Valassis or Parent, at any time prior to the Acceptance Time and after the End Date, if the Acceptance Time has not occurred by the End Date; provided that this right to terminate shall not be available to any party whose breach of the Merger Agreement has caused or resulted in the Offer not being consummated by such date (an “End Date Termination”);

•	by either Parent or Valassis, if any court or governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting (i) prior to the Acceptance Time, the acceptance for payment of, or payment for, the Shares pursuant to the Offer or (ii) prior to the Effective Time, consummation of the Merger, and in either case such order or other action shall have become final and non-appealable; provided that the party seeking to exercise this termination right shall have used its reasonable best efforts to remove such order or other action, and that this right to terminate shall not be available to a party if the issuance of such order was due to the failure of such party (including, in the case of Parent, the Purchaser) to perform any of its obligations under the Merger Agreement;

•	by Valassis, at any time prior to the Acceptance Time, if Parent or Purchaser shall have breached or failed to perform in any material respect any of its representations or warranties, covenants or other agreements set forth in the Merger Agreement, which (i) would reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger and (ii) cannot be cured on or before the End Date or, if curable in such time frame, is not cured by Parent within 30 days of receipt by Parent of written notice of such breach or failure; provided that Valassis shall not have the right to so terminate the Merger Agreement if Valassis has materially breached of any of its covenants, agreements, representations or warranties contained in the Merger Agreement, which breach has not been cured in all material respects (a “Parent Breach Termination”);

•	by Parent, at any time prior to the Acceptance Time, if Valassis shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform (i) would result in a failure of the Representations Condition or Covenants Condition and (ii) cannot be cured on or before the End Date or, if curable in such time frame, is not cured by Valassis within 30 days of receipt by Valassis of written notice of such breach or failure; provided that Parent shall not have the right to so terminate the Merger Agreement if Parent or Purchaser has materially breached any of its covenants, agreements, representations or warranties contained in the Merger Agreement, which breach has not been cured in all material respects (a “Valassis Breach Termination”);

•	by Parent, at any time prior to the Acceptance Time, if any event, development or circumstances have occurred that would result in a failure of the Material Adverse Effect Condition that cannot be cured on or before the End Date or, if curable in such time frame, is not cured by Valassis within thirty (30) days of receipt by Valassis of written notice of such breach or failure;

•	by Parent at any time prior to the Acceptance Time, if the board of directors of Valassis shall have effected a Change of Recommendation (whether or not in compliance with the Merger Agreement) (a “Change of Recommendation Termination”);

•	by Valassis in accordance with the provisions described in “— Acceptance of Superior Proposal” above (a “Superior Proposal Termination”);

•

by Valassis at any time prior to the Acceptance Time if (i) Purchaser fails to commence the Offer by January 8, 2014 (other than as a result of Valassis’ breach of its covenants and agreements hereunder), (ii) Purchaser terminates or makes any change to the Offer in violation of the terms of the Merger

Agreement or effects a Financing Extension (an “Offer Change Termination”) or (iii) Purchaser fails to accept for payment and pay for shares validly tendered and not withdrawn in the Offer subject to the terms of and in accordance with the Merger Agreement and at such time all of the Offer Conditions are satisfied (an “Acceptance Failure Termination”); or

•	by Valassis if (i) after the Acceptance Time all of the Offer Conditions and conditions to effect the Merger have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the closing of the Merger, provided that such conditions are reasonably capable of being satisfied) and (ii) Parent and Purchaser fail to complete the closing of the Merger by the date the closing of the Merger is required to have occurred pursuant to the Merger Agreement after Valassis has confirmed in writing that it is willing and able to complete the closing of the Merger (a “Merger Failure Termination”).

Effect of Termination. If the Merger Agreement is terminated, the Merger Agreement will become void and of no effect without liability on the part of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party or any lender or other provider of debt financing to Parent) to the other party, except that (i) certain specified provisions of the Merger Agreement will survive, including those described in “— Termination Fees” below, and (ii) in the event of any liability arising out of or the result of, fraud or any willful breach of any covenant, agreement, representation or warranty, the aggrieved party shall be entitled to all rights and remedies available at law or in equity, subject to the provisions described in “— Specific Performance” below.

Valassis Termination Fee. Valassis has agreed to pay Parent a termination fee of $55,000,000 in cash (the “Valassis Termination Fee”) if the Merger Agreement is terminated because:

(i)	(x) prior to the termination of the Merger Agreement, any Competing Proposal (for purposes of this provision, substituting 50% for the 15% thresholds set forth in the definition of Competing Proposal) is publicly proposed or publicly disclosed and not publicly withdrawn and (y) Valassis or Parent effects an End Date Termination (but in the case of a termination by Valassis, only if at such time Parent would not be prohibited from effecting an End Date Termination) or Parent effects a Valassis Breach Termination and (z) within twelve (12) months after termination of the Merger Agreement, Valassis enters into any letter of intent, agreement in principle, acquisition agreement or other definitive agreement providing for any Competing Proposal or a transaction in respect of any Competing Proposal shall have been consummated; or

(ii)	Parent effects a Change of Recommendation Termination; or

(iii)	Valassis effects a Superior Proposal Termination.

Following payment of the Valassis Termination Fee, neither Valassis nor any other person shall (subject to the provisions described in “— Effect of Termination” above) have any further liability to Parent or any other person with respect to the Merger Agreement or the transactions contemplated hereby. In no event shall Valassis be required to pay Valassis Termination Fee on more than one occasion.

Parent Termination Fee. Parent has agreed to pay Valassis a termination fee of $90,000,000 in cash (the “Parent Termination Fee”) if the Merger Agreement is terminated when:

(i)	all of the Offer Conditions and the condition to the merger regarding the absence of any law or order that has the effect of making the Merger illegal or otherwise prohibiting the consummation of the Merger have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Offer Closing or the closing of the Merger, provided that such conditions are reasonably capable of being satisfied) and Valassis is prepared to complete the Offer Closing and the closing of the Merger and

(ii)	Parent and Purchaser have failed to complete the Offer Closing or the closing of the Merger by the respective date the Offer Closing or the closing of the Merger is required to have occurred pursuant to the Merger Agreement as a result of the full amount of the Debt Financing failing to be funded or prospectively funded at the Offer Closing or the closing of the Merger (clauses (i) and (ii) collectively, a “Funding Failure”).

Following payment of the Parent Termination Fee, neither Parent nor any other person shall (subject to the provisions described in “— Effect of Termination” above) have any further liability to Valassis or any other person with respect to the Merger Agreement or the transactions contemplated hereby. In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

Availability of Specific Performance. The parties agreed that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of the Merger Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the following paragraph, the parties acknowledged and agreed that the parties would be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, in addition to any other remedy to which they are entitled at law or in equity. If, prior to the End Date, any party brings a legal proceeding to enforce the terms and provisions of the Merger Agreement, the End Date may, to the extent determined to be appropriate by the court of competent jurisdiction presiding over such legal proceeding, be extended by any time period established by such court.

In no event shall Valassis be entitled to enforce or seek to enforce specifically Parent’s and Purchaser’s obligations to consummate the Offer or the Merger if a Funding Failure has occurred, in which case, subject to the provisions described in “— Effect of Termination” above, the sole and exclusive remedy of Valassis or its subsidiaries and their respective stockholders, affiliates, officers, directors, employees and representatives against Parent, Purchaser, and any lender or other provider of Debt Financing in connection with the Debt Financing, or any attorney, accountant or other advisor, agent, representative or affiliate for such lender, shall be payment of the Parent Termination Fee. Subject to “— Effect of Termination” above, if the Parent Termination Fee is payable (or would become payable upon termination by Valassis) and is promptly paid upon termination by Valassis, none of Valassis or its subsidiaries, or any of their respective stockholders, affiliates, officers, directors, employees and representatives may seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, any matter relating to or arising out of the Merger Agreement. For the avoidance of doubt, under no circumstances shall Valassis be permitted or entitled to receive both a grant of specific performance and payment of the Parent Termination Fee. Furthermore, for the avoidance of doubt, the provisions described in this paragraph shall not limit Valassis’ ability to seek specific performance of Parent’s obligations pursuant to the Merger Agreement to seek to consummate the Debt Financing, or to seek specific performance of Parent’s and Purchaser’s obligations to consummate the Offer and the Merger if a Funding Failure is cured.

Expenses. All costs and expenses incurred by the parties in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such costs and expenses, except that Parent has agreed to pay all expenses incurred in connection with (i) the preparation, printing, filing and mailing of the Offer Documents, the Schedule 14D-9 and all SEC and other regulatory filing fees incurred in connection therewith, (ii) the retention of any service provider in connection with the Offer, (iii) the filing fee of any required notices under the HSR Act, (iv) engaging the services of the paying agent for the merger consideration or (v) obtaining third party consents. In addition, Parent shall pay all documentary, sales, use, real property transfer, real property gains, registration, value added, transfer, stamp, recording and similar taxes, fees, and costs together with any interest thereon, penalties, fines, costs, fees, additions to tax or additional amounts with respect thereto incurred in connection with the Merger Agreement and the transactions contemplated thereby, and shall file all tax returns related thereto, regardless of who may be liable therefor under applicable law.

Confidentiality Agreement

On September 21, 2013, Valassis and M&F entered into a confidentiality agreement (the “Confidentiality Agreement”), in connection with a possible transaction involving Valassis. Under the Confidentiality Agreement, M&F agreed, subject to certain exceptions, to keep confidential any non-public information concerning Valassis for a period of three years from the date of the Confidentiality Agreement and agreed to certain “standstill” and employee non-solicitation provisions for the protection of Valassis for a period of twelve months from the date of the Confidentiality Agreement. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO filed with the SEC, which is incorporated by reference herein.

12.	Purpose of the Offer; Plans for Valassis.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Valassis. The Offer, as the first step in the acquisition of Valassis, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in Valassis or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Valassis. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Valassis.

Merger Without a Stockholder Vote. If the Offer is consummated, we do not anticipate seeking the approval of the remaining public stockholders of Valassis before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of Valassis in accordance with Section 251(h) of the DGCL.

Plans for Valassis. It is expected that, initially following the Merger, the business and operations of Valassis will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of Valassis during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing.

To the best knowledge of Purchaser and Parent, except for certain pre-existing agreements described in the Schedule 14D-9, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Valassis, on the one hand, and Parent, Purchaser, M&F or Valassis, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Valassis entering into any such agreement, arrangement or understanding.

It is possible that certain members of Valassis’ current management team will enter into new employment arrangements with Valassis after the completion of the Offer and the Merger. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until the time the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

At the Effective Time, the certificate of incorporation of and the bylaws of the Surviving Corporation will be amended to be in the form of the certificate of incorporation and bylaws of Purchaser except that the name of the Surviving Corporation shall be “Valassis Communications, Inc.” The directors of Purchaser will become the directors of Valassis and the officers of Valassis at the Effective Time will be the officers of the Surviving Corporation in each case until their respective successors are duly elected or appointed and in each case unless Parent determines to appoint other persons to such positions. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Valassis’ Board of Directors.”

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger immediately following the Offer Closing.

Stock Quotation. The Shares are currently listed on the NYSE. Immediately following the consummation of the Merger (which is expected to occur immediately following the Offer Closing), the Shares will no longer meet the requirements for continued listing on the NYSE because the only stockholder will be Purchaser. The NYSE requires, among other things, that any listed shares of common stock have at least 400 total stockholders. Immediately following the consummation of the Merger we intend and will cause Valassis to delist the Shares from the NYSE.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Valassis to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Valassis to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Valassis, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Valassis and persons holding “restricted securities” of Valassis to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause Valassis to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

On December 13, 2013, the board of directors of Valassis declared a dividend of $0.31 per Share that will be paid on January 15, 2014 to Valassis stockholders of record as of December 31, 2013. Other than the foregoing, the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Valassis will not, and will not allow its subsidiaries to, declare, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the capital stock of Valassis or any subsidiary of Valassis.

15.	Certain Conditions of the Offer.

Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered shares of Valassis common stock promptly after the termination or withdrawal of the Offer), pay for any shares of Valassis common stock tendered pursuant to the Offer if:

(a) prior to the Expiration Date, there shall not have been validly tendered in the Offer and not properly withdrawn that number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered) which, together with the number of Shares (if any) then owned by Parent or Purchaser represents a majority of the Shares then outstanding (determined on a fully diluted basis);

(b) the Merger Agreement has been terminated in accordance with its terms;

(c) any waiting period under the HSR Act applicable to the transactions contemplated by the Merger Agreement has not expired or terminated at or prior to the Expiration Date; or

(d) any of the following conditions shall have occurred and be continuing as of Expiration Date:

(i)	any governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order which is then in effect and has the effect of making the Offer or Merger illegal or otherwise prohibiting, restraining or preventing the consummation of the Offer or Merger (provided that Parent and Purchaser have used commercially reasonable efforts to oppose any such action by such governmental authority);

(ii)	(A) the representations and warranties of Valassis contained in Section 4.3(a)-(d) of the Merger Agreement (which relate to the capitalization of Valassis and its subsidiaries) shall not be true and correct in all respects when made and at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct in all respects only as of such time), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to result in an increase in the number of Shares outstanding (or underlying outstanding Valassis employee stock options or equity awards) in excess of 100,000, (B) the representations and warranties of Valassis contained in Section 4.1 (regarding the organization and qualification of Valassis and its subsidiaries), Section 4.2 (regarding the organizational documents of Valassis and its subsidiaries) or Section 4.4 (regarding Valassis’ corporate authority and the validity of the Merger Agreement) of the Merger Agreement, shall not be true and correct in all material respects when made and at and as of immediately prior to the expiration of the Offer as if made at and as of such time, (C) the representations and warranties of Valassis contained in Section 4.9(ii) of the Merger Agreement (regarding the absence of a Company Material Adverse Effect (as described above in Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Representations and Warranties”) shall not be true and correct in all respects when made and at and as of immediately prior to the expiration of the Offer as if made at and as of such time and (D) all of the remaining representations and warranties of Valassis set forth in the Merger Agreement, without giving effect to materiality or “Company Material Adverse Effect” qualifications, shall not be true and correct when made and at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct only as of such time) except with respect to this clause (D), where the failure of such representations and warranties to be so true and correct would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(iii)	Valassis shall have breached or failed, in any material respect, to perform or to comply with any material agreement or covenant to be performed or complied with by it under the Merger Agreement and such breach or failure shall not have been waived or cured; or

(iv)	since the date of the Merger Agreement, any event, development or circumstances have occurred that would have, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(v)	Purchaser shall have failed to receive a certificate of Valassis, executed by the Chief Executive Officer or the Chief Financial Officer of Valassis, dated as of the Expiration Date, to the effect that the conditions set forth in the foregoing clauses (d)(ii), (d)(iii) or (d)(iv) have not occurred;

(vi)	the board of directors of Valassis shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to Purchaser its recommendation that the stockholders of Valassis accept the Offer and tender their Shares to Purchaser in the Offer, made any public announcement inconsistent therewith, or, in the event of a competing acquisition proposal, approved or recommended such competing proposal or failed to reaffirm within 5 business days, at Parent’s written request, the recommendation in favor of the Offer and the Merger; or

(vii)	the Marketing Period (as described in Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Marketing Period” ) shall not have been completed.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and applicable law, Parent and Purchaser expressly reserve the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the consent of Valassis, we are not permitted to, (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) change the number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition, the Termination Condition, the HSR Condition or the Governmental Authority Condition, (v) add any condition to the Offer or any term that is adverse to holders of Shares, (vi) extend the expiration of the Offer except as required or permitted by the Merger Agreement, (vii) provide for a “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 under the Exchange Act or (viii) modify, supplement or amend any other term or condition of the Offer in a manner adverse to the holders of Shares.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Valassis with the SEC and other information concerning Valassis, we are not aware of any governmental license or regulatory permit that appears to be material to Valassis’ business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Valassis’ business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Certain Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations promulgated by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by M&F, on behalf of the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division of the U.S. Department of Justice, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of M&F and Valassis filed on December 30, 2013 a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Accordingly, the required waiting period with respect to the Offer and will expire at 11:59 p.m., New York City time, on January 14, 2013, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by M&F with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with the consent of M&F. In practice, complying with a Second Request can take a significant period of time. Although Valassis is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Valassis’ failure to make those filings nor a request for additional documents and information issued to Valassis from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of Valassis. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, Valassis, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15 — “Certain Conditions of the Offer.”

State Takeover Laws. Valassis is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” Valassis’ board of directors has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL.

Valassis, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Certain Conditions of the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Valassis (for purposes of the Exchange Act); it is anticipated that the Merger will be effected within one year following the consummation of the Offer; and, in the Merger, stockholders will receive the same price per Share as the Offer Price. Rule 13e-3 under the Exchange Act would otherwise require, among other things, that certain financial information concerning Valassis and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders before the completion of a transaction.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger, and (3) at the time that the board of directors of the company to be acquired approves the merger, no other party to the merger agreement is an interested stockholder under the DGCL. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Valassis will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Valassis. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and Valassis will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of stockholders of Valassis in accordance with Section 251(h) the DGCL.

17.	Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9 (which date of mailing is January 6, 2014), deliver to Valassis a written demand for appraisal of Shares held, which demand must reasonably inform Valassis of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL is included as Annex C to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

18.	Fees and Expenses.

Parent and Purchaser have retained D.F. King & Co., Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Valassis has advised Purchaser that it is filing today with the SEC its Solicitation/ Recommendation Statement on Schedule 14D-9 setting forth the recommendation of Valassis’ board of directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Valassis” above.

V Acquisition Sub, Inc.

January 6, 2014

SCHEDULE I — INFORMATION RELATING TO PARENT, PURCHASER AND M&F

Parent. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each executive officer and director of Parent. Unless otherwise indicated, the current business address of each person is c/o Harland Clarke Holdings Corp., 10931 Laureate Drive, San Antonio, Texas 78249, and the business telephone number is (210) 697-8888.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Charles T. Dawson	US	President & Chief Executive Officer of Parent
Director, President & Chief Executive Officer

Paul G. Savas	US	Executive Vice President and Chief Financial Officer of M&F
Director

Barry F. Schwartz	US	Executive Vice Chairman of M&F
Director

Peter A. Fera, Jr.	US	Executive Vice President and Chief Financial Officer of Parent
Executive Vice President and Chief Financial Officer

James D. Singleton	US	President and Chief Executive Officer of Parent’s Harland Clarke subsidiary
President and Chief Executive Officer of Parent’s Harland Clarke business

Kevin R. Brueggeman	US	Chief Executive Officer of Parent’s Scantron business
Chief Executive Officer of Parent’s Scantron business

Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each executive officer and director of Parent. The current business address of Messrs. Dawson and Fera, Jr. is c/o Harland Clarke Holdings Corp., 10931 Laureate Drive, San Antonio, Texas 78249, and the business telephone number is (210) 697-8888. The current business address of Mr. Taibi, is c/o MacAndrews & Forbes Holdings Inc., 35 East 62nd Street, New York, New York 10065, and the business telephone number is (212) 572-8600.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Charles T. Dawson Director, President & Chief Executive Officer	US	President & Chief Executive Officer of Parent

Peter A. Fera, Jr. Director, Executive Vice President and Chief Financial Officer	US	Executive Vice President and Chief Financial Officer of Parent

Edward P. Taibi Director	US	Senior Vice President of M&F

M&F. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each executive officer and director of M&F, each of whom is a United States citizen. Unless otherwise indicated, the current business address of each of the persons listed below is c/o MacAndrews & Forbes Holdings Inc., 35 East 62nd Street, New York, New York 10065, and the business telephone number is (212) 572-8600

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Ronald O. Perelman Chairman and Chief Executive Officer	US	Chairman and Chief Executive Officer of M&F

Paul G. Savas Executive Vice President and Chief Financial Officer	US	Executive Vice President and Chief Financial Officer of M&F

Barry F. Schwartz Executive Vice Chairman	US	Executive Vice Chairman of M&F

Steven M. Cohen Executive Vice President, Chief Administrative Officer and General Counsel	US	Executive Vice President, Chief Administrative Officer and General Counsel of M&F since 2013; Partner at Zuckerman Spaeder LLP from 2011-2013; chief of staff to New York State Governor and Attorney General Andrew Cuomo from 2006-2011.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by hand or courier:

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, Rhode Island 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269 5550

Stockholders and All Others, Call Toll-Free: (800) 488 8035

Email: vci@dfking.com